Filed by: ON Semiconductor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a presentation to ON employees on December 13, 2007 regarding ON’s proposed acquisition of AMIS.

ON Semiconductor®

Selection. Service. Support.

ON Semiconductor®

AMI Semiconductor

For Internal Use Only – AMI/ON Semiconductor The Power of ON Semiconductor Presentation December 2007

For Internal Use Only – AMI/ON Semiconductor
Safe Harbor Statement and Non-GAAP Financial
Measure Information
During the course of this presentation, ON Semiconductor may make projections or other forward-looking statements regarding future events or its future financial performance.  The words “estimate,” “intend,” “expect,” “plan,” or similar expressions are intended to identify forward-looking statements.  ON Semiconductor wishes to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially.  Important factors relating to our business, including factors that could cause actual results to differ from our forward-looking statements, are described in our Form 10-K and other filings with the SEC.  ON Semiconductor assumes no obligation to update forward-looking statements to reflect actual results or changed assumptions or other factors.
Some data in this presentation may include non-GAAP financial measures.  You can find reconciliations of certain of these non-GAAP financial measures to the most directly comparable measures under generally accepted accounting principles within the following presentation at our website (http://www.onsemi.com) at the “Investors” section under the category “Annual Reports/Financial Releases.”

For Internal Use Only – AMI/ON Semiconductor
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control.
In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors' actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley
Act of 2002), and risks involving environmental or other governmental regulation.  Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February
23, 2007, Quarterly Reports on Form 10-Q Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’
Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current
Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-
looking statements to reflect events or circumstances after the date they were made.
425 Language

For Internal Use Only – AMI/ON Semiconductor
This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of
ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint
Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road,
Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at
www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID,
83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.
ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy
Statement/Prospectus and the other relevant documents filed with the SEC (when available).

5 For Internal Use Only – AMI/ON Semiconductor • A Look at the Transaction • About ON Semiconductor • What the Deal Means to You • Open Q & A Overview

For Internal Use Only – AMI/ON Semiconductor
Transaction Overview
Terms
Each share of AMI will be exchanged for 1.150 ON Semiconductor shares
Consideration
Stock-for-stock transaction valued at approximately $915 million
Anticipated Close
First half of 2008
Conditions
Approval by ON Semiconductor and AMI shareholders, customary closing conditions and regulatory approvals

ON Semiconductor®
Selection. Service. Support.

ON Semiconductor

AMI Semiconductor

For Internal Use Only – AMI/ON Semiconductor
A Winning Combination
More Than 90 Years of Semiconductor Expertise
•
World class, high
volume, cost
effective products
•
Leading standard
products in
Automotive,
Computing,
Consumer and
Communications
end markets
•
Industry leader in
power management
LTM Revenue: $1,560MM
LTM EBITDA: $388MM
LTM Free Cash Flow (1) :       $223MM
•
Leader in analog
and mixed signal
technology and
design
•
Automotive products
leader
•
Leading custom
products in Medical,
Mil/Aero and
Industrial end
markets
•
8-10 years average
product lifespan
LTM Revenue: $619MM
LTM EBITDA: $134MM
LTM Free Cash Flow (1) : $25MM
(1)     Free cash flow defined as operating cash flow less capital expenditures.
•
Manufacturing
synergies
•
Operating expense
savings
•
Tax savings
•
Capital expenditure
reductions
Synergies

For Internal Use Only – AMI/ON Semiconductor
Transaction Rationale
Accelerates
ON Semiconductor’s
Analog
Transformation
Strengthen End
Market Presence and
Gain Entry into
New Markets
•
Expands presence in automotive, consumer, communications and industrial end markets
•
Pro Forma LTM revenues of $2.2 billion*
•
Pro Forma LTM EBITDA of $522 million* (with zero synergies)
•
Gain entry into high growth, higher margin medical market and high-
margin Mil/Aero market
•
Increase value proposition to end customers with both leading standard and custom products
•
Successful track record of cost reduction and rationalization to improve profitability of combined business
•
Utilize advanced sub-micron Gresham fabrication facility to drive cost savings and extend product roadmap
Leverage
ON Semiconductor’s
Operational
Excellence to Drive
Cost Savings
Significant Scale
and Cash Flow
Generation
* Represents
combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor. Free cash flow defined as operating cash flow less capital expenditures. Earnings per share excludes amortization of  intangibles

ON Semiconductor®

Selection. Service. Support.

BOSCH
DELPHI
LITEON
DENSO
DELTA
GENTEX
SIEMENS
HITACHI
TRW
Continental
Vistcor

ASUS
intel
Quanta Computer
DELL
Microsoft
FOXCONN
lenovo
hp
COMPAL

Sony Ericsson
SAMSUNG
LG
SONY
MOTOROLA
TCL

Agilent
SAMSUNG
CISCO
SIEMENS
DELTA
SONY
MOTOROLA
TERADYNE
NORTEL
YOKOGAWA
ADVANTEST

For Internal Use Only – AMI/ON Semiconductor
ON Market Segments
Automotive and
Power Regulation
Computing Products Digital and
Consumer Products
Standard Products
AC-DC / DC-DC converters
Linear regulators
PWM controllers
LDO
VCore Controllers
Gate Drivers
DDR Memory Controllers
Low / Medium Voltage
MOSFETS
Filters / Protection
Audio Amps
DC-DC converters
Analog switches
LED drivers
ESD protection
ECL Clocks
Small signal transistors
Standard logic ICs
Small signal diodes
$427 $349 $174 $500
Revenue: Revenue: Revenue: Revenue:
Note: Product Revenues represent last twelve months ending September 2007.

ON Semiconductor®
Selection. Service. Support.

BOSCH
Continental® TEMIC
HELLA
SIEMENS
Valeo
WABCO

BELIMO
EMERSON
GE
Honeywell
MOTOROLA
Schneider Electric
SIEMENS

Abbott Laboratories
GE Medical
Boston Scientific
Medtronic
Starkey
St. Jude Medical

Alcatel-Lucent
Broadcom
Cisco
ERICSSON
MOTOROLA
SIEMENS

FLIR Systems
Honeywell
ITT
Lockheed Martin
Raytheon
Rockwell Collins

For Internal Use Only – AMI/ON Semiconductor
AMI Market Segments
Automotive Industrial Medical
Communications Military and Aerospace
Revenue: $169M Revenue: $157M Revenue: $104M
Revenue: $48M Revenue: $48M
In-Vehicle Sensors
Stability Control
Engine Management
Drive by Wire
Headlight Control
Factory Automation
Industrial Networking
Wireless Security
Energy Metering
Medical Imaging
Audiology
Implantable Devices
Diagnostic Therapy
Power over Ethernet
Wireless Base Stations
Switches & Routers
Optical Networking
Cockpit Displays
Guidance Systems
Infrared Imaging
Applications: Applications: Applications:
Applications: Applications:
Note: Revenues represent last twelve months ending September 2007.

ON Semiconductor®
Selection. Service. Support.

ON Semiconductor

ON Semiconductor + AMI Semiconductor

AMI Semiconductor

DENSO
OMRON
GENTEX
TRW
MOTOROLA
MAGNETI MARELLI
BOSCH
SIEMENS
Valeo
Continental
HELLA
MARK IV
REINVENTING THE ROAD
GRUNDFOS
LEAR
TAKATA
WABCO
OSRAM SYLVANIA
PIERBURG
kiekert

For Internal Use Only – AMI/ON Semiconductor
Bolster Existing End Markets - Automotive
Applications Applications
Communications
Electromagnetic Mirrors
and Glass
Infotainment
Instrumentation
Stability & Suspension
Lighting
Collision Avoidance
Engine Control
USB
Electronic Transmission
Antilock Braking
Safety Airbag
Traction Control
Security
Active Noise
Cancellation
Multi-zone Climate
Control
Auto Toll Payment
Compass
LED Brake Lights
Backup Sensor
Power Window Sensor
Angular Acceleration
Sensors
Seat Position & Seat
Heating
Steering Wheel Sensors
Transmission Control &
Gearbox Position Sense
Brake Pressure
Tire Pressure Monitor
Engine Control
Headlights
Smart Fusebox
Rain Sensor
Dashboard Electronics
Keyless Entry
Customers
Revenue: $241MM
(1)
(1)
(1)
Revenue: $169MM
(1)
(1)
(1)
(1) Revenues represent last twelve months ending September 2007.
(2) Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
Customers
Pro Forma Combined Revenue:
$410MM(2)

ON Semiconductor®
Selection. Service. Support.

AMIS

Abbott Laboratories
Boston Scientific
Starkey
ST. JUDE MEDICAL
GE Medical
Medtronic

AMIS

FLIR SYSTEMS
Honeywell
ITT
LOCKHEED MARTIN
Raytheon
Rockwell Collins

For Internal Use Only – AMI/ON Semiconductor
Customers Customers
Applications
Military Radios / Battlefield
Communications
Cockpit Displays
Guidance Systems
Munitions / Missile Systems
Night Vision
Applications
•
LTM Revenues of $104MM (1)
•
~70 Customers Including Top 7 Medical Companies
•
Leadership Position with 10% Market Share (2)
•
LTM revenues of $48MM
(1)
•
Ranked #3 with 8% Market Share
(3)
New Market Opportunities
(2) Based on Company estimates and Gartner data for 2006.
(3) Based on Gartner data for 2006 Military / Aerospace ASIC market share.
Military / Aerospace Medical
Hearing Aids
Neurological Stimulus
Management
Cardiovascular Management /
Pacemakers
Body Temperature Sensing
Blood Glucose Monitoring
CT Scan
Ultrasound
Portable X-ray
Pulse Oximeters
Blood Oxygen/Chemistry
Monitoring
(1) Revenues represent last twelve months as of September 29, 2007.
Implantable Defibrillators
External Portable
Defibrillators
Cochlear Implants
ECG Monitoring

ON Semiconductor®

Selection. Service. Support.

ON
ON Semiconductor
DELL
DELTA
ASUS
FOXCONN
DENSO
SONY
GENTEX
TERADYNE
YOKOGAWA
TRW
SAMSUNG
intel
Microsoft
OMRON
HELLA
BOSCH
CISCO
LG
MOTOROLA
NORTEL
Continental
LITEON
DELPHI
SIEMENS
EMERSON
hp
MAGNETI MARELLI
Agilent
HITACHI
Visteon
JOHNSON CONTROLS
Medtronic
Honeywell
Schneider Electric
ERICSSON
Rockwell Collins
Alcatel-Lucent
Valeo
Raytheon
GE
AMIS
AMI SEMICONDUCTOR
BELIMO
ITT
FLIR SYSTEMS
BROADCOM
Abbott Laboratories
XEROX
LOCKHEED MARTIN
ST. JUDE MEDICAL
Starkey
GE Medical
Boston Scientific
Delivering what's next.
WABCO

13 For Internal Use Only – AMI/ON Semiconductor Broad and Deep Customer Relationships

1
For Internal Use Only – AMI/ON Semiconductor
Leshan, China
Aizu, Japan
Gresham, OR
Phoenix, AZ
Roznov, Czech Republic
Piestany, Slovakia
Seremban, Malaysia
(Site 1 & 2)
Carmona, Philippines
Oudenaarde, Belgium
Pocatello, Idaho
Key Locations
Global Manufacturing Infrastructure
Back-end Facilities:
•
Leshan, China
•
Seremban, Malaysia (Site-1)
•
Carmona, Philippines
Wafer Facilities:
•
Roznov, Czech Republic
Front-end Facilities:
•
Phoenix, Arizona
•
Gresham, Oregon
•
Aizu, Japan
•
Piestany, Slovakia
•
Seremban, Malaysia (Site-2)
•
Roznov, Czech Republic
Legend
Front-end Facilities:
•
Pocatello, Idaho
•
Oudenaarde, Belgium
Back-end Facilities:
•
Calamba, Philippines
Calamba, Philippines

For Internal Use Only – AMI/ON Semiconductor
Financial Overview
ON
(1,2)
AMIS
(1,2)
Combined
(3)
Last Twelve Months (LTM)
$522 $134 $388 EBITDA
Employees
Operating Margin
Gross Margin
Revenue
14,675 2,984 11,691
17.4% 13.6% 18.9%
40.0% 44.5% 38.2%
$2,179 $619 $1,560
($MM)
•
Large revenue base with more than $2 billion in LTM revenue
•
Strong combined gross and operating margins
•
Significant cash flow generation
(1) Revenues represent last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
(2) Non-GAAP Operating Margin excludes amortization of acquisition and related intangibles and restructuring and impairment charges.
(3) Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.

For Internal Use Only – AMI/ON Semiconductor
Significant Revenue Scale
$2,739
$2,546
$2,362
$2,179
$1,857
$1,657
$1,560
$1,316
$1,072
$725
$9,741
$10,923
$13,742
* Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
** As of 12/31/2006.
/
*
($ in millions)
Combined Company Generates Economies of Scale and
Improved Financial Performance
**

17 For Internal Use Only – AMI/ON Semiconductor • A Look at the Transaction • About ON Semiconductor • What the Deal Means to You • Open Q & A Overview

For Internal Use Only – AMI/ON Semiconductor
Headquartered in Phoenix, Ariz., ON Semiconductor is a
preferred provider of power solutions to engineers,
networking, purchasing professionals, distributors and
contract manufactures in the computer, cell phone,
portable devices, automotive and industrial markets.
About ON Semiconductor
Powered by more than 11,000 employees around the
world, we are a performance-based company
committed to profitable growth, world-class operating
results, benchmark quality and delivering superior
customer and shareholder value.

ON Semiconductor®
Selection. Service. Support.

JOHNSON CONTROLS

GENTEX

DELPHI

HELLA

Visteon

MAGNETI MARELLI

OMRON

TRW

DENSO

HITACHI
Inspire the Next

SIEMENS

Continental

For Internal Use Only – AMI/ON Semiconductor
Focused on the Right Products - Automotive
Stability &
Suspension
Lighting
Instrumentation
Electronic Transmission
Electrochromatic
Mirrors and Glass
Communications
Collision
Avoidance
Security
Active Noise
Cancellation
Multi-zone
Climate
Control
Antilock
Braking
Engine
Control
Traction
Control
Infotainment
Safety
Airbag
USB
> $3 content globally in 2006 > $13 content AMR in 2006

ON Semiconductor®

Selection. Service. Support.

Resonant Technology
for Increased
Efficiency and Lower EMI
85 - 265 Vac
EMI
Filter
NCP1605
PFC
Controller
NCP1396
Resonant
Controller
+
Half Bridge
Driver
MBRS4201
MBRF20100
MBRS4201
30 V / 1 A
24 V / 6 A
12 V / 3 A
TL431
Discontinues Conduction Mode
and/or Critical Conduction Mode
Functionally for Optimal Topology
GreenPoint™
Bias
Output
MBRS340T3
5 V / 2.5 A
NCP1027
SMPS
Regulator
Highly Integrated
Current Mode
SMPS Regulator
TL431

$5.00
$4.00
0M
Units
2006
2009
$3.00
ASP

For Internal Use Only – AMI/ON Semiconductor
Served content per LCD TV
2006 to 2009
$3.30 to $4.40
53 M
124 M
$3.30
$4.40
2      Generation LCD TV Solution
Source: ON Semiconductor internal, iSuppli, Displaysearch
25-34” size
<= 24” size
>45” size
37-44” size
$ ON
Content /
unit
Focused on the Right Products – Power Supplies
nd

ON Semiconductor®

Selection. Service. Support.

GreenPoint™

For Internal Use Only – AMI/ON Semiconductor
Focused on the Right Products - Wireless
$1.00 to $2.50 Content
Mid-High End Phone
GSM3G, PDA, GPS,
Pager & Video Playback
• Core regulator
• Clocks
• Voltage references
Adapter
• AC-DC Conversion
Digital Camera
• Motor driver
• EMI filters w/ESD protect
Speaker phone, MP3,
Audio, walky-talky
• Audio op amps
• Analog switches
• Audio filters
Longer battery life
• Power management
Connector
• ESD protection array
• EMI filters
• USB filters w/ESD protection
Battery Charging
• Over voltage protection
• MOSFETs
On/Off switch
• MOSFETs
Illumination
• White LED and RGB driver
• AMOLED power IC
• Camera Power flash
• EMI filters

ON Semiconductor®
Selection. Service. Support.

ANNUAL REVENUE
MICRO CAGR 12%

1
2
3

For Internal Use Only – AMI/ON Semiconductor
Leadership in Micro Packaging
LLGA
0.84mm
UDFN6
1.2mm
LLGA
1.0mm
MiniGate Logic
Discrete Products
SC-88
4.0mm
SOT-5xx
2.56mm
TSOP6
9.0mm
1970     1980       1990      2000        2002    2004    2006  2007  Future
• Putting existing products in new packages
offers good re-use and ROI.
• Expertise in attaining the same power
dissipation in a smaller footprint.
• Flexible manufacturing allows quick change
over to different package types.
SC70
4.0mm
SC75 / SC-89
2.56mm
SOT-1123
0.6mm
SOT-723
1.44mm
SOT23
9.0mm
SOT-9xx
1.0mm
TO-92
4.82mm
DFN2
0.18mm
SOT-5xx
2.56mm
TO-3
1003mm
0
50,000
100,000
150,000
200,000
250,000
300,000
2002 2003 2004 2005 2006 2007
Micro
Non-Micro
Micro Packaging Growth Rate
TM

ON Semiconductor®

Selection. Service. Support.

Q197
Q397
Q198
Q398
Q199
Q399
Q100
Q300
Q101
Q301
Q102
Q302
Q103
Q303
Q104
Q304
Q105
Q305
Q106
Q306
Q107
Q307

For Internal Use Only – AMI/ON Semiconductor
More Than 30 Billion Units Shipped in 2006
Putting Our Shipments into Perspective:
• ON Semiconductor produces one semiconductor unit for each human being on earth…..every quarter
• A end-to-end line of ON Semiconductor parts produced in one year would circle the earth close to four times.
• The units produced by ON Semiconductor since its inception lined up end-to-end would cover the distance between the earth and the moon…..and back.
• The surface covered by one year of ON Semiconductor shipments would cover 78 professional football fields.
Units Shipped 1997-2007E
3,000
4,000
5,000
6,000
7,000
8,000
9,000
Sell-in units Sell-thru units Linear (Sell-in units)
Q307E sell-in units up 4%;
sell-thru units up 3%
sequentially
Q307:  First time ever >8B units

24 For Internal Use Only – AMI/ON Semiconductor • A Look at the Transaction • About ON Semiconductor • What the Deal Means to You • Open Q & A Overview

For Internal Use Only – AMI/ON Semiconductor
Frequently Asked Questions
What happens after this initial announcement?
AMI and ON Semiconductor will continue working closely to gather approvals and close the deal.
We will also continue to thoughtfully refine our integration plans for the two companies; however, we will operate as two separate companies.
Will all operations remain in current locations?
Some operations from the AMI Semiconductor headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. We will communicate more information as soon as it becomes available.
Is the entire AMI business merging with ON Semiconductor?
Yes, after the deal closed, AMI Semiconductor and ON Semiconductor will become one company.
We plan to leverage each others strength to make the combined business stronger and bigger.
Who will be the management team and Board of Directors for the new company?
ON Semiconductor President and CEO Keith Jackson will serve as president and CEO of the combined company.  Corporate headquarters will remain in Phoenix, Arizona, with a significant presence maintained in Pocatello, Idaho, Belgium and various other locations worldwide.  ON
Semiconductor non-executive Chairman J. Daniel McCranie will continue as non-executive chairman of the Board of Directors of the combined company, which will be expanded to eight members with the addition of Christine King, CEO of AMIS.

For Internal Use Only – AMI/ON Semiconductor
Frequently Asked Questions
Will there be layoffs as a result of the merger? If so, how many and from which company?
Although there will be many opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.
Will all AMI employees be offered jobs in the new company?
Both companies are still working on integration plans. Each company has their areas of strengths and areas that need to improve. We are hard at work on planning for execution of our integration plans and will communicate to you as these plans are finalized.
Do you anticipate closing any fabs or other business operations?
Some operations from the AMI headquarters would be moved to Phoenix.
No other decisions have been made regarding other locations at this time.
When decisions are made the news will be shared with employees.

For Internal Use Only – AMI/ON Semiconductor
Communications
Who or where should I direct questions?
AMI: Submit questions to Acquisition_Questions@amis.com or speak with your manager
ON Semiconductor: Speak with your manager
For AMI Semiconductor employees:
• Insite, the company intranet
• Managers
• E-mails - global/regional/departmental emails
• Company and department meetings
• The Circuit Transitions, the acquisition newsletter dedicated to the deal
Where can employees get more information?
For ON Semiconductor employees:
• InsideON, the company intranet
• The Circuit Transitions, the acquisition newsletter dedicated to the deal
• Managers
• E-mail
• Company and department meetings

28 For Internal Use Only – AMI/ON Semiconductor Open Q & A